Exhibit 99.4

(A development stage company)

Audited Consolidated Financial Statements

For the Years Ended
September 30, 2011 and 2010

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, Ontario M5H 2S5 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Energy Fuels Inc.

We have audited the accompanying consolidated financial statements of Energy Fuels Inc., which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Energy Fuels Inc. as at September 30, 2011 and 2010, and its results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Energy Fuels Inc. will require additional financing in order to fund its planned activities. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that may cast significant doubt about Energy Fuels Inc.'s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 21, 2011

ENERGY FUELS INC.
Consolidated Balance Sheets

	Year Ended
	September 30,
ASSETS	2011	2010
Current assets
Cash and cash equivalents	$7,225,182	$3,738,671
Prepaid expenses and other assets	708,247	341,879
	7,933,429	4,080,550
Non-current
Plant and equipment (Note 3)	282,879	490,750
Mineral properties and deferred costs (Note 4)	34,235,323	28,894,305
Restricted cash (Note 5)	2,663,713	1,053,703

	$45,115,344	$34,519,308

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$865,428	$827,036
Current portion of asset retirement obligation (Note 5)	13,974	12,759
Current portion of long-term debt (Note 6)	1,118	15,037
	880,520	854,832
Non-current
Long-term asset retirement obligation (Note 5)	400,880	338,918
Long-term debt (Note 6)	-	1,108

	1,281,400	1,194,858
Shareholders' equity
Capital stock (Note 7)	66,089,168	57,232,407
Contributed surplus (Note 7)	20,167,601	14,991,146
Deficit	(42,422,825)	(38,899,103)
	43,833,944	33,324,450
	$45,115,344	$34,519,308

Basis of presentation and going concern (Note 1)
Commitments (Note 4 and 10)
Subsequent Events (Note 14)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Robert J. Leinster , Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Comprehensive Loss

	Year Ended
	September 30,
	2011	2010
EXPENSES
General and administrative	$3,081,885	$3,156,965
Amortization	107,581	127,620
Stock-based compensation (Note 7)	729,768	356,075
Write-down of mineral properties and deferred costs (Note 4)	-	638,373
	3,919,234	4,279,033
Interest income	11,339	12,671
Other income (expense)	5,493	(15,367)
Gain on sale of plant and equipment	-	19,572
Foreign exchange gain (loss)	378,680	(231,471)
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(3,523,722)	$(4,493,628)
LOSS PER COMMON SHARE (Note 7)
- BASIC AND DILUTED	($0.03)	($0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 7)	111,376,261	81,885,706

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Shareholders' Equity

	Common Shares
					Total
			Contributed	Accumulated	Shareholders'
	No. of Shares	Amount	Surplus	Deficit	Equity

Balance as at September 30, 2009	76,482,613	$54,000,709	$14,635,071	$(34,405,475)	$34,230,305
Private placement	19,250,000	3,080,000			3,080,000
Shares issued for property obligations	1,456,386	343,243			343,243
Share issuance costs		(191,545)			(191,545)
Stock based compensation			356,075		356,075
Net loss for the year				(4,493,628)	(4,493,628)
Balance as at September 30, 2010	97,188,999	57,232,407	14,991,146	(38,899,103)	33,324,450
Shares and warrants issued for public equity offering	23,000,000	7,325,786	4,174,214		11,500,000
Shares issued for property acquisitions	2,110,962	2,190,950			2,190,950
Shares issued for property obligations	217,004	238,358			238,358
Share issuance costs		(1,791,692)			(1,791,692)
Warrants issued to agents for public equity offering			414,421		414,421
Options exercised	1,482,700	893,359	(261,144)		632,215
Stock based compensation			848,964		848,964
Net loss for the year				(3,523,722)	(3,523,722)
Balance as at September 30, 2011 (Note 7)	123,999,665	$66,089,168	$20,167,601	$(42,422,825)	$43,833,944

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Cash Flows

	Year ended
	September 30,
	2011	2010
OPERATING ACTIVITIES

Net loss for the year	$(3,523,722)	$(4,493,628)
Items not involving cash:
Amortization	107,581	127,620
Gain on sale of plant and equipment	-	(19,572)
Stock-based compensation	729,768	356,075
Write-down of mineral properties and deferred costs	-	638,373
Net changes in non-cash working capital:
Prepaid expenses and other assets	(366,368)	196,967
Accounts payable and accrued liabilities	(20,360)	(318,497)
	(3,073,101)	(3,512,662)

INVESTING ACTIVITIES
Acquisition of plant and equipment	(77,261)	(1,512)
Cash received on sale of equipment	-	143,589
Mineral property acquisitions and expenditures	(2,493,034)	(2,922,342)
Cash deposited with regulatory agencies for asset retirement
obligations	(1,610,010)	54,523
	(4,180,305)	(2,725,742)

FINANCING ACTIVITIES
Issuance of common shares and warrants , net of share issuance costs	10,122,730	2,888,455
Cash proceeds from exercise of stock options and warrants	632,214	-
Repayment of debt	(15,027)	(149,206)
	10,739,917	2,739,249

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	3,486,511	(3,499,155)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,738,671	7,237,826
CASH AND CASH EQUIVALENTS - END OF YEAR	$7,225,182	$3,738,671

SUPPLEMENTAL INFORMATION
Cash interest paid	$396	$1,888
Cash taxes paid	$12,286	$15,367

Non cash investing and financing transactions:
Issuance of shares for acquisition of mineral properties	$2,190,950	$-
Issuance of shares for advance royalty obligation	$238,358	$343,243

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

NATURE OF OPERATIONS

Energy Fuels Inc. (the “Company” or “EFI”) was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario.

Energy Fuels Inc. is a Toronto, Ontario based uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico through its wholly-owned Canadian subsidiary, Magnum Uranium Corp. (“Magnum Uranium”) and its wholly-owned U.S. subsidiaries: Energy Fuels Resources Corporation (“EFRC”); Magnum Minerals USA Corp. (“Magnum USA”); and by way of several joint ventures (Note 4) with projects located in Colorado, Utah and Arizona.

The Company is in the process of exploring its mineral properties and has not yet established whether any of its mineral exploration properties contain economically recoverable reserves. The recovery of amounts capitalized for mineral properties and related deferred costs on the balance sheet are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development exploration of such properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.

1. BASIS OF PRESENTATION AND GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern. The use of Canadian GAAP applicable to a going concern assumes the Company will be able to finance its operations and capital expenditures, realize the value of its assets, pay its liabilities and meet future obligations in the normal course of business. Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

As is typical of a development stage company, the Company’s ability to continue as a going concern is dependent upon obtaining outside financing to fund its working capital and current and future capital project requirements. On March 31, 2011, the Company completed an equity financing issuing 23,000,000 shares of common stock at a price of $0.50 per share, for gross proceeds of $11.5 million (Note 7). The additional cash resources have allowed the Company to continue its mineral property consolidation activities and will continue evaluating capital raise alternatives for long term financing of the construction of the Piñon Ridge Mill now that the Company has received the Radioactive Material License (“License”) from the Colorado Department of Public Health & Environment (“CDPHE”).

As noted above, with the approval of the License, the Company has begun the process of seeking project financing for the construction of the mill facility and for funding the decommissioning warranty that must be provided to CDPHE by the Company before and during construction of the Piñon Ridge Mill. Under the current terms of the License, during FY 2012 the Company will be required to provide prepayments of the decommissioning warranty in the amount of $9.7 million (Note 4). However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013. Accordingly, the Company will likely seek a deferral of these prepayments until FY 2013. The Company believes that CDPHE will agree to such a deferral request since there has been, and will be, no activities on the mill site property that create decommissioning or reclamation liability until the litigation is resolved.

With the net proceeds of the equity financing discussed above, and with its continued focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2012, assuming successful deferral of the decommissioning warranty. Also see Note 14 for discussion of the impact on the Company’s business plan should a proposed merger transaction with a public junior mining company successfully close in early calendar year 2012.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

1. BASIS OF PRESENTATION AND GOING CONCERN (continued)

The Company’s ability to obtain additional project financing and deferral of the decommissioning warranty creates a significant doubt as to the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements then, adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications would be necessary. These adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant accounting policies used in the preparation of the consolidated financial statements are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company together with its wholly-owned U.S. subsidiaries, EFRC and Magnum USA, and its wholly-owned Canadian subsidiary, Magnum Uranium. All inter-company transactions have been eliminated.

Interests in the Company’s joint ventures were recognized in these consolidated statements using the proportionate consolidation method.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Areas requiring the use of management estimates include the rates for amortization of property, plant and equipment, assessments of the recoverability and fair value of mineral properties, the determination of the provision for future removal and site restoration costs and assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents include cash, deposits, investments and short-term money market funds.

Plant and equipment

Plant and equipment are recorded at cost. Amortization begins when the asset is placed into service and is calculated on the straight-line basis over the estimated useful lives of the assets, as follows:

Office equipment	5 yrs
Furniture and fixtures	5 yrs
Shop tools and equipment	3-5 yrs
Mining equipment	5 yrs
Vehicles and equipment under capital lease	5 yrs

Mineral properties and deferred costs

The Company capitalizes exploration and development expenditures, including stock-based compensation, related to owned and controlled mineral properties at cost. Depreciation of assets used in connection with exploration and development activities is also capitalized. These deferred costs are either amortized against future production upon the commencement of commercial production, or written off to the extent that the properties are sold, allowed to lapse, abandoned or determined to be of no economic benefit. General exploration, overhead and administration costs are expensed in the period incurred.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The estimated fair values of the mineral properties are individually assessed regularly by management. This assessment may be estimated by quantifiable geological evidence of a commodity resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed the estimated recoverable value, the costs are written down to the estimated fair value.

Impairment of long-lived assets

The carrying values of mineral properties and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital cost and reclamation and closure costs. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

Asset retirement obligations

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities, as well as costs associated with exploration drilling. An ARO is recognized initially at fair value with a corresponding increase in the related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations. The Company periodically adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Stock-based compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using estimated amounts for the volatility of the trading price of the Company’s stock, the expected life of the awards of the stock-based compensation, the fair value of the Company’s stock, and the risk-free interest rate.

The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration and development expenditures as the stock options vest, and a credit to contributed surplus in shareholders’ equity. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital.

Foreign exchange

The Company’s reporting and measurement currency is the Canadian dollar. EFRC’s and Magnum USA’s balances are denominated in U.S. dollars, and since each is financially and operationally interdependent with EFI, they are deemed to be integrated foreign operations for purposes of currency translation. Accordingly, EFRC’s and Magnum USA’s balances are translated into Canadian dollars as follows:

Monetary assets and liabilities at period-end rates;
All other assets and liabilities at historical rates;
Revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains and losses arising on these transactions are reflected in income in the period incurred.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying amount of the assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards and Pronouncements

(1) Not Yet Adopted

( i) International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Accordingly, IFRS will be required for EFI’s interim and annual consolidated financial statements for the fiscal year beginning on October 1, 2011. The Company’s first quarterly filing under IFRS will be for the three months ended December 31, 2011. As such, the December 31, 2011 interim financial statements will be prepared in accordance with IFRS on a comparative basis with the three months ended December 31, 2010.

3. PLANT AND EQUIPMENT

	As at September 30, 2011			As at September 30, 2010

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Office equipment	155,959	135,472	20,487	136,106	116,125	19,981
Furniture and fixtures	20,642	16,344	4,298	18,219	12,430	5,789
Shop tools and equipment	285,856	224,501	61,355	285,856	167,330	118,526
Vehicles purchase	79,028	28,038	50,990	24,044	18,682	5,362
Mining equipment	888,907	744,247	144,660	888,907	572,209	316,698
	1,430,392	1,148,602	281,790	1,353,132	886,776	466,356
Equipment under capital lease	142,333	141,244	1,089	142,333	117,939	24,394
Balance, end of year	1,572,725	1,289,846	282,879	1,495,465	1,004,715	490,750

Amortization in the amount of $177,550 (2010 - $235,448) for plant and equipment used at the mill site and mine properties was capitalized to mineral properties. Substantially all the Company’s property and equipment are located in the U.S.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

4. MINERAL PROPERTIES AND DEFERRED COSTS

	As at	As at
	September 30, 2011	September 30, 2010

	$	$
Acquisition costs
Balance, beginning of year	8,962,508	8,524,815
Acquisition expenditures	2,765,348	437,693
	11,727,856	8,962,508
Deferred exploration and development expenditures
Balance, beginning of year	19,931,797	17,658,062
Exploration expenditures	2,575,670	2,273,735
	22,507,467	19,931,797
Balance, end of year	34,235,323	28,894,305

The Company enters into exploration agreements whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of mineral properties and deferred costs by area of interest as at September 30, 2011:

	As at September 30, 2011			As at September 30, 2010
		Exploration &
Properties	Acquisition	Development	Total	Total
	$	$	$	$
Piñon Ridge Mill Site	1,397,873	11,861,415	13,259,288	11,540,373
Whirlwind Mine Area	4,610,907	6,862,957	11,473,864	10,611,813
La Sal-Energy Queen District	708,259	1,983,835	2,692,094	2,418,366
San Rafael Area	3,205,628	108,451	3,314,079	2,057,672
Gateway District	179,758	735,549	915,307	789,321
Uravan District	338,209	397,685	735,894	581,894
Other Areas-WY, NM	0	45,282	45,282	3,918
Moab Area	270,929	36,743	307,672	288,680
Slick Rock District	206,770	243,341	450,111	386,088
	10,918,333	22,275,258	33,193,591	28,678,125
Colorado Plateau JV (1)	795,303	217,383	1,012,686	191,485
West Lisbon JV	14,220	14,826	29,046	24,695
Arizona Strip Partners JV (2)	0	0	0	0
Balance	11,727,856	22,507,467	34,235,323	28,894,305

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

4. MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(1) Colorado Plateau Partners LLC

On November 1, 2008 EFRC, along with Lynx-Royal JV LLC (“Lynx-Royal”), finalized the formation of Colorado Plateau Partners LLC, a joint venture, to acquire, explore, evaluate and, if justified, mine uranium properties located in the states of Colorado and Utah. EFRC’s interest in the joint venture is 50%, subject to adjustments based on future expenditures. EFRC contributed certain mineral leases located in the states of Colorado and Utah, which are currently controlled by EFRC. Lynx-Royal’s contribution was claims located in Colorado and Utah.

(2) Arizona Strip Partners LLC

On June 30, 2008 the Company and Lynx-Royal completed the formation of the Arizona Strip Partners LLC, a joint venture company to explore uranium properties in the Arizona Strip region of Northern Arizona. The Company’s interest in the joint venture is 50%, subject to adjustments based on future expenditures. EFRC contributed the Arizona acreage that was controlled by it and the unpatented claims initially held jointly with High Plains Uranium, Inc. under the Arizona Strip Resources Joint Ventures, LLC.

For the year ended September 30, 2011, the Company wrote down mineral properties by $nil (2010 - $638,373). The following is a summary of properties written off:

		As at September 30,
District and Prospect Name		2011	2010
US Properties		$	$
Other Areas-WY, NM	35-75, Martinez	-	417,643
Gateway District	Torbyn, Calamity Mesa	-	83,511
San Rafael District	San Rafael	-	55,117
Moab District	Art, Ethan	-	38,415
Slick Rock District	GVS KeeNez, Luke, Mo	-	13,345
Uravan District	Club Mesa	-	12,805
Joint Venture Properties
Colorado Plateau Partners	Hop Creek	-	17,537
Total		-	638,373

The following is a summary of future commitments by fiscal year for the Company’s properties:

	2012	2013	2014	2015	2016	Thereafter	Total
	$	$	$	$	$	$	$
Piñon Ridge Mill	4,547	4,774	-	-	-	-	9,321
Mill License Bonding (1)	9,661,957	412,246	-	-	-	-	10,074,203
Whirlwind Mine Area	167,262	31,686	31,686	31,686	31,686	31,686	325,692
La Sal -Energy Queen Area	188,477	109,521	78,354	78,354	78,354	695,668	1,228,728
Gateway District	158,121	106,176	106,176	106,176	106,176	981,137	1,563,962
Uravan District	103,682	103,682	103,682	103,682	103,682	191,781	710,191
Slick Rock District	94,072	54,594	112,773	112,773	112,773	1,056,665	1,543,650
Colorado Plateau JV	141,436	90,789	110,269	136,241	136,241	75,092	690,068
Total Commitments	10,519,554	913,468	542,940	568,912	568,912	3,032,029	16,145,815

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

4. MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(1) Mill License Bonding

The terms of the License issued to the Company by CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Piñon Ridge Mill. To date, the Company has transferred USD$844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of USD$1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

Three prepayments of the decommissioning warranty remain to be completed under the terms of the License. In August 2011, CDPHE approved the Company’s request to defer its remaining financial assurance payments until next construction season. The revised timetable for submitting the remaining payments are March 7, 2012 (USD$2,898,260), September 7, 2012 (USD$6,401,920) and March 7, 2013 (USD$396,810).

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited USD$686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s balance sheet and should be considered not available for general working capital purposes.

5. ASSET RETIREMENT OBLIGATIONS

The following table summarizes the Company’s asset retirement obligations:

	As at	As at
	Sept 30, 2011	Sept 30, 2010
	$	$
Reclamation obligations, beginning of year	351,677	305,580
Expenditures during current year	(1,071)	(15,869)
Accretion	64,248	61,966
Reclamation obligations, end of year	414,854	351,677
Site restoration liability by location:
Exploration drill holes	13,974	12,759
Whirlwind Mine	188,606	158,157
Energy Queen Mine	212,274	180,761
	414,854	351,677
Site restoration liability:
Current	13,974	12,759
Non-current	400,880	338,918
	414,854	351,677

During the year ended September 30, 2011, there were no new obligations to the ARO. In calculating the 2011 ARO, management used an inflation rate of 4.9% and a weighted average cost of capital of 15.24%, which are based on information at the inception of the ARO. Accretion expense of $64,248 (2010 - $61,966) was capitalized to mineral properties during the year.

The undiscounted ARO as at September 30, 2011 is $510,281 (2010 - $507,562).

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

5. ASSET RETIREMENT OBLIGATIONS (continued)

Restricted cash, which is held by regulatory agencies to settle these future obligations, is comprised of the following:

	As at	As at
	Sept 30, 2011	Sept 30, 2010
	$	$
Regulatory agency:
Colorado Division of Reclamation, Mining and Safety	579,642	574,565
Colorado Department of Public Health & Environment	1,590,919	-
State of Utah Division of Oil, Gas and Mining	482,763	468,840
Wyoming Department of Environmental Quality-Land Quality Division	10,389	10,298
	2,663,713	1,053,703

6. LONG-TERM DEBT

The Company’s long-term debt is comprised of the following:

	As at	As at
	September 30,	September 30,
	2011	2010
	$	$
Capital lease obligations	1,118	16,145
Total	1,118	16,145

Capital lease obligations by duration:
Current portion	1,118	15,037
Long-term portion	0	1,108
	1,118	16,145

The table below represents currently scheduled maturities of long-term debt:

$
2012	1,123
Total minimum payments	1,123
Amount representing interest	(5)
Total long-term debt	1,118
Less: Current portion	(1,118)
Long-term portion	0

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

7. CAPITAL STOCK

Authorized share capital

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued share capital

The issued and outstanding share capital consists of Common Shares as follows:

	As at		As at
	September 30, 2011		September 30, 2010
	Shares	Amount $	Shares	Amount $
Balance, beginning of year	97,188,999	57,232,407	76,482,613	54,000,709
Public offering (1)	23,000,000	7,325,786	0	0
Private placement (2)	0	0	19,250,000	3,080,000
Options exercised	1,482,700	893,359	0	0
Advance royalty payments (3)	217,004	238,358	1,456,386	343,243
Property acquisitions (4)	2,110,962	2,190,950	0	0
Share issuance costs	0	(1,791,692)	0	(191,545)
Balance, end of year	123,999,665	66,089,168	97,188,999	57,232,407

(1)

On March 31, 2011, the Company completed a public offering (the “Offering”) for net proceeds of $10,123,000, net of cash costs totaling $1,377,271. A total of 23,000,000 units were issued at a price of $0.50, with each unit (“Unit”) comprising one Common Share and one-half of a warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Common Share at a price of $0.65 per share until March 31, 2015. The fair value of the 11,500,000 whole warrants that were issued on completion of the sale were estimated using the Black- Sholes model to be $4,174,214 and such value is recorded in contributed surplus which is a separate component of shareholders’ equity.

In addition, 1,610,000 agent warrants were issued entitling the holder to purchase one Common Share at a price of $0.50 per share until September 30, 2012. The fair value of the agent warrants were estimated using the Black-Sholes model to be $414,421 and is shown within equity as share issuance costs.

(2)

On July 7, 2010 the Company completed a private placement under which 19,250,000 common shares were issued to Dundee Resources Limited at a price of $0.16 per share. Net proceeds to the Company, after deducting commissions and other share issuance costs, were $2,888,455.

(3)

On December 22, 2009 the Company issued 848,109 common shares valued at $211,120 as payment toward the total Whirlwind Mine advance royalty due of $632,640. The remaining balance of $421,520 was paid in cash in December 2009.

On April 12, 2010 the Company issued 416,093 common shares valued at $91,957 as payment toward the Crosswinds advance royalty of $137,936. The remaining balance of $45,979 was paid in October 2010.

On May 20, 2010 the Company issued 192,184 common shares valued at $40,166 as payment of the advance royalty due on both the Torbyn and the Calamity mining leases.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

7. CAPITAL STOCK (continued)

On November 16, 2010 the Company issued 66,708 common shares valued at $40,292 based on the average closing price for the five trading days immediately prior as payment toward the advance royalty due on the Willhunt Property claim group.

On January 24, 2011 the leaseholder of the mineral lease on the Whirlwind property elected to take USD$200,000 of the USD$300,000 advance royalty due December 11, 2011 in EFI common shares. On April 26, 2011, the Company issued 150,296 common shares based on the average closing price for the five trading days immediately prior to January 24, 2011. The common shares were valued at $198,066. The remaining USD$100,000 is payable in cash on December 11, 2011.

(4)

On February 1, 2011, the Company issued 1,046,067 common shares to Titan Uranium Inc. to acquire a 100% interest in a block of ten mining claims (the Hollie Claims) located in Emery County, Utah. The common shares were valued at $1,193,068.

On February 10, 2011, the Company issued 1,064,895 common shares to Nuvemco, LLC to acquire the Calliham mining lease consisting of approximately 320 acres located in San Juan County, Utah. The common shares were valued at $997,882 based on the average closing price for the five trading days immediately prior.

Stock Options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the year ended September 30, 2011, the Company granted 1,880,000 stock options (2010 – 2,185,000) to its employees, directors and consultants recording stock-based compensation expense of $701,963, net of $111,612 capitalized (2010- $337,671, net of $nil). In addition, the Company also recorded stock-based compensation expense of $27,805, net of $7,584 capitalized (2010 - $18,404, net of $nil) for those stock options granted in a prior year and which vested during the current year. Corresponding amounts were recognized as contributed surplus in the year.

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

Risk free rate	1.89% - 2.63%
Expected life	4.50 years
Expected volatility	102% - 105%
Expected dividend yield	0.0%

The fair value of stock options granted during the year ended September 30, 2011 is as follows:

	As at	As at
	Sept 30, 2011	Sept 30, 2010
	$	$

Value of stock options granted	848,964	356,075
Deduct value of stock options not vested	0	(18,404)
	848,964	337,671

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

7. CAPITAL STOCK (continued)

The summary of the Company’s stock options at September 30, 2011 and 2010, and the changes for the fiscal years ending on those dates is presented below:

	As at			As at
	September 30, 2011			September 30, 2010

		Weighted
	Range of	Average		Range of	Weighted
	Exercise	Exercise		Exercise	Average
	Prices	Price		Prices	Exercise Price
	$	$	Number of Options	$	$	Number of Options
Balance, beginning of year	0.16 - 2.25	0.60	6,543,000	0.35 - 4.00	1.54	6,243,000

Transactions during the period:
Granted	0.51 - 0.71	0.52	1,880,000	0.16 - 0.35	0.26	2,185,000
Exercised	0.20 - 0.45	0.43	(1,482,700)	-	-	0
Forfeited	2.25	2.25	(125,000)	0.35 - 2.25	1.01	(275,000)
Expired	0.45	0.45	(195,000)	2.25 - 4.00	3.70	(1,610,000)
Balance, end of period	0.16 - 2.25	0.59	6,620,300	0.16 - 2.25	0.60	6,543,000

The following table reflects the actual stock options issued and outstanding as of September 30, 2011:

		Remaining	Number of		Number of
	Exercise Price	Contractual	Options	Number of	Options
Expiry Date	($)	Life (Years)	Outstanding	Options Vested	Unvested

Jan-2012	0.45	0.25	10,000	10,000	-
Feb-2012	0.45	0.34	58,500	58,500	-
Nov-2012	0.45	1.12	481,800	481,800	-
Jan-2013	2.25	1.28	710,000	710,000	-
May-2013	2.25	1.60	25,000	25,000	-
Feb-2014	0.35	2.35	700,000	700,000	-
Jul-2014	0.35	2.80	670,000	670,000	-
Oct-2014	0.35	3.06	150,000	50,000	100,000
Dec-2014	0.35	3.23	150,000	50,000	100,000
Jun-2015	0.16	3.73	12,500	12,500	-
Jul-2015	0.20	3.79	860,000	553,333	306,667
Jul-2015	0.17	3.81	12,500	12,500	-
Aug-2015	0.30	3.85	900,000	900,000	-
Oct-2015	0.62	4.05	75,000	75,000	-
Nov-2015	0.71	4.12	50,000	50,000	-
Apr-2016	0.51	4.54	1,755,000	1,755,000	-
		3.21	6,620,300	6,113,633	506,667

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

7. CAPITAL STOCK (continued)

Warrants

On March 31, 2011 as part of the Public Offering, 11,500,000 share purchase warrants were issued at a price of $0.65 per share and a fair value estimated using the Black-Scholes model to be $4,174,214. In addition, and as part of the Public Offering, the Company issued 1,610,000 agent compensation warrants at a price of $0.50 per share and a fair value of $414,421.

The summary of the Company’s common share purchase warrants at September 30, 2011 is presented below:

		Weighted
		Average
	Number of Warrants	Exercise Price
Balance, beginning of year	-	$-
Transactions during the year:
Warrants	11,500,000	$0.65
Agent warrants	1,610,000	$0.50
Balance, end of year	13,110,000	$0.63

Contributed Surplus

	As at	As at
	Sept 30, 2011	Sept 30, 2010
	$	$
Balance, beginning of year	14,991,146	14,635,071
Stock-based compensation expense	848,964	356,075
Warrants issued on public offering	4,174,214	-
Warrants issued to agents for public offering	414,421	-
Stock options transferred to share capital upon exercise	(261,144)	-
Balance, end of year	20,167,601	14,991,146

Loss Per Common Share

	Year ended	Year ended
	Sept 30, 2011	Sept 30, 2010
Net loss	($3,523,722)	($4,493,628)

Weighted average number of common shares outstanding	111,376,261	81,885,706
Loss per share - basic and diluted	($0.03)	($0.05)

For the year ended September 30, 2011, 6,620,300 (2010 – 6,543,000) options have been excluded from the calculation of diluted loss per share because they are anti-dilutive.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

8. INCOME TAXES

Provision for Income Taxes	Year ended September 30,
	2011	2010
	$	$
Loss before income taxes	3,523,722	4,493,628

Expected tax recovery at Canadian statutory rate of 28.75%	1,013,070	1,426,700
(2010 - 31.75%)

Increase (decrease) resulting from:
Stock based compensation	(209,800)	(113,000)
Non-taxable portion of foreign exchange gain/(loss)	54,400	(36,700)
Foreign tax rate differences	240,700	201,500
Tax losses not tax benefited	(1,098,370)	(1,478,500)
Income tax expense	-	-

Future Tax Balances	As at September 30,
	2011	2010
	$	$
Future income tax assets, short-term
Unrealized foreign exchange gains	(160,400)	(95,800)

Future income tax assets, long-term
Asset retirement obligations	158,700	134,500
Non-capital losses	9,199,500	7,615,500
Share issue costs	387,100	364,900
Property, plant and equipment	(84,100)	(14,200)
Mineral properties and deferred costs	2,616,100	2,981,000
Subtotal	12,116,900	10,985,900
Valuation allowance	(12,116,900)	(10,985,900)
Balance, end of year	-	-

Tax Loss and Other Tax Attributes Carry Forwards

The Company has approximately $1,548,000 (2010 - $1,459,000) of share issuance costs which are available in computing taxable income over the next two years. The Company and its Canadian subsidiaries have approximately $2,988,000 in cumulative Canadian exploration expenses, $467,000 in cumulative Canadian development expenses and $3,491,000 of foreign exploration expenses which can be deducted in computing Canadian taxable income. A Canadian subsidiary has approximately $292,000 of Canadian exploration expenses and $517,000 of Canadian development expense the future deductions for which are subject to certain restrictions. The Company and its Canadian subsidiaries have approximately $12,264,000 of non-capital losses carried forward available to be deducted in computing Canadian taxable income in future years of which $274,000 expire in 2014, $470,000 expire in 2025, $456,000 expire in 2026, $2,483,000 expire in 2027, $2,446,000 expire in 2028, $1,995,000 expire in 2029, $2,125,000 expire in 2030 and $2,015,000 in 2031. The Company's U.S. subsidiaries have approximately US$15,436,000 of net operating losses available in computing income for United States federal income tax purposes of which US$297,000 expire in 2026, US$3,000,000 in 2027, US$3,908,000 expire in 2028, US$3,055,000 expire in 2029, US$2,523,000 expire in 2030 and $2,653,000 expire in 2031.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

9. RELATED PARTY TRANSACTIONS

(1)	During the year ended September 30, 2011, the Company incurred management consultation expenses of $nil (2010 – $134,196) for the services of its former Chief Executive Officer.

(2)	During the year ended September 30, 2011, the Company incurred management consultation expenses of $nil (2010 – $104,099) for the services of its Chief Operating Officer.

(3)	During the year ended September 30, 2011, the Company incurred expenditures of $nil (2010 – $42,665) to the spouse of the former Chief Executive Officer of the Company for administrative services.

(4)	During the year ended September 30, 2011, the Company incurred rent expenditures of $nil (2010 – $16,968) for rental space controlled by the former Chief Executive Officer of the Company.

(5)	During the year ended September 30, 2011, the Company completed a public equity offering that was managed by a lead underwriting agent who is an associate of a shareholder of EFI.

These transactions occurred in the normal course of operations and are measured at the exchange value.

10. COMMITMENTS

The Company is committed to payments under various operating leases. The future minimum lease payments are as follows:

As at September 30, 2011	$
2012	84,519
2013	28,416
Total	112,935

11. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of cash and cash equivalents, common shares and stock options. Changes in the equity accounts of the Company are disclosed in Note 7. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company will require access to equity and credit markets to fund continued exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds of $2,663,713 (Note 5) to cover the estimated reclamation costs for exploration and development, the mine closure obligations at both the Whirlwind and the Energy Queen mine, and for the Piñon Ridge Mill recommissioning warranty.

The company has no other externally imposed capital requirements.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of September 30, 2011:

	Level 1	Level 2		Level 3	Total
Cash and cash equivalents
Cash	$515,489	$-	$	- $	515,489
Cash equivalents	6,709,693				6,709,693
	$7,225,182	$-	$	- $	7,225,182

(b) Fair values:

The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, and long-term debt. CICA Handbook Section 3855 requires all financial assets and liabilities to be classified as one of five categories: held for trading, available for sale, held to maturity, loans and receivables, or other financial liabilities. Cash and cash equivalents are designated as held for trading, and are measured at fair value at the consolidated balance sheet date. HST recoverable is designated as loans and receivables and accounted for at amortized cost, net of an allowance for doubtful accounts. Accounts payable, accrued liabilities and long-term debt are designated as other financial liabilities and are recorded at amortized cost. Accounts receivable and accounts payable and accrued liabilities use cost as the estimate of fair value because the difference between cost and amortized cost using the effective interest method has been assessed as insignificant.

As at September 30, 2011, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

(c) Credit Risk:

The Company restricts investment of cash balances to financial institutions with high credit standing. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

(d) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 11. The Company has $7,052,909 of working capital as at September 30, 2011 (2010 - $3,225,718). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Notes 5 and 10.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(e) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in Canadian dollar equivalents, the Company’s major foreign currency exposures as of September 30, 2011:

Cash	$6,778,674
Accounts receivable	602,556
Accounts payable and accrued liabilities	712,414
Capital lease obligations	1,118
Total	$8,094,762

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at September 30, 2011 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

		Increase (decrease) in net
	Change for Sensitivity Analysis	income
Strengthening net earnings	+1% change in U.S. dollar	$80,948
Weakening net earnings	-1% change in U.S. dollar	($80,948)

(f) Interest rate risk:

The Company is not exposed to any significant interest rate risks.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

14. SUBSEQUENT EVENTS

Skidmore Property Acquisition

On October 14, 2011, the Company agreed to purchase the mining lease and all related data for the Skidmore Property, located in San Juan County, Utah, from Nuclear Energy Corporation, LLC for US$1,500,700. Consideration of US$500,000 was paid at closing and US$125,000 was paid in November 2011, with the balance due in equal interest-free installments over the next four years. This property is in the designated area of interest of the Colorado Plateau Partners LLC joint venture (“CPP”). In accordance with the terms of the CPP joint venture agreement, in October 2011 the Company proposed to assign the Skidmore Lease to CPP. On November 23, 2011, Lynx-Royal declined the offer to participate. As a result, the remaining acquisition payments, development costs and production expenditures related to the Skidmore Lease will be paid 100% by EFI.

ENERGY FUELS INC.
(A development stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

14. SUBSEQUENT EVENTS (continued)

Titan Uranium Inc. Merger

On December 5, 2011 the Company and Titan Uranium Inc. ("Titan") entered into an Business Combination Agreement (“Merger Agreement”) whereby EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Titan (the "Transaction"). Upon closing of the Transaction, Titan shareholders will receive 0.68 common shares of EFI for each whole common share of Titan and will own approximately 42% of the issued and outstanding common shares of EFI.

The execution of the Merger Agreement followed satisfactory completion of the following conditions:

(1)	Satisfactory completion of due diligence investigations by the both parties.
(2)	Execution of support agreements with all directors and officers of Titan and with the two largest shareholders of Titan.
(3)	Execution of support agreements with all directors and officers of EFI and with the two largest shareholders of EFI.
(4)	Approval by the Board of Directors of each of Titan and EFI.

The Merger Agreement also provides that, upon signing of the Agreement and satisfaction of certain conditions, EFI will lend Titan up to US$1,500,000 in the form of a secured bridge loan. The loan is secured by Titan’s Sheep Mountain Project and would bear interest at a rate of 5% per annum payable at maturity and would mature upon the earlier of (i) the closing of the Transaction and (ii) March 1, 2012. The Merger Agreement also permits Titan to obtain interim debt financing of up to $1,000,000 prior to the closing of the Transaction.

The Merger Agreement contains customary deal protection mechanisms, including a break fee payable in certain events, non-solicitation provisions and rights to match a superior proposal. Completion of the Transaction is also subject to the following additional conditions:

(1)	Sale of Titan’s Canadian mineral properties on terms acceptable to EFI.
(2)	Approval of the Transaction by Titan shareholders.
(3)	Approval of the Transaction by EFI shareholders.
(4)	Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange and TSX Venture Exchange.
(5)	Court approval of the plan of arrangement.

The Company has prepared a post-close business plan that addresses working capital requirements and current and future capital project requirements for the combined entities, should the Transaction successfully close.

To support the combined business plan at the desired level of budgeted activities, the Company will seek additional outside financing. While the Company is evaluating several financing alternatives, there is no assurance that such financing can be obtained on acceptable terms. Accordingly, while the Company is conducting the financing process, the planned operating activities for both entities will be moderated to ensure that adequate working capital is available beyond calendar year 2012.